March 29, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Mr. H. Christopher Owings
Mr. Scott Anderegg

Re:	General Finance Corporation
Registration Statement on Form S-1
Filed December 18, 2009
File No. 333-163851
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 28, 2009
Form 10-Q for the Quarter Ended September 30, 2009
Filed November 12, 2009
File No. 001-32845

Dear Messrs. Owings and Anderegg:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated March 4, 2010 with respect to the Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on December 18, 2009 (the “Form S-1”), the Form 10-K for Fiscal Year Ended June 30, 2009 filed September 28, 2009 (the “Form 10-K”) and the Form 10-Q for the Quarter Ended September 30, 2009 filed November 12, 2009 (the “Form 10-Q”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended June 30, 2009

Financial Statements for the Year Ended June 30, 2009

Consolidated Statements of Operations, page F-4

1.  Your response to comment 14 from our letter dated January 15, 2010 indicates that cost of sales includes the costs for sales revenues only and operating costs related to leasing activities are included in “Leasing, selling and general expenses.”  As classification of the direct costs associated with leasing operations appears to vary among industry participants, please disclose to your readers where you have classified these costs to allow your readers to more easily compare your results to other lessors who may classify these expenses differently.  Additionally, please consider quantifying the direct costs associated with your leasing operations to allow more meaningful comparison to others in your industry.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it has revised the Amended S-1 Registration Statement to disclose where it has classified the costs associated with leasing operations.  See pages 57, 59, 61, 62, 65, I-3 and F-5.

The Company will quantify and disclose the direct costs associated with its leasing operations in future filings.

Notes to Consolidated Financial Statements, page F-7

Note 2.  Summary of Significant Accounting Policies, page F-9

Segment Information, page F-10

2.  We read your response to comment 18 from our letter dated January 15, 2010.  It remains unclear from your response why you do not consider each of your geographic segments, Royal Wolf and Pac-Van, also called Asia-Pacific and North America, to be separate operating segments in accordance with ASC 280-10-50-1.  In this regard, your response appears to indicate that each of the three factors in paragraph 50-1 is met.  Either provide us with a more detailed analysis of each factor in paragraph 50-1 to support a conclusion that these geographic segments are not operating segments, or provide us with a detailed analysis of each factor in ASC 280-10-50-11, including similar long-term average gross margins, to support a conclusion aggregating these separate operating segments into a single reportable segment is appropriate.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it has revised the Amended S-1 Registration Statement to disclose that it has two operating segments.  The Company believes that the distinction between the two operating segments and the two geographic segments is not significant and that this revision does not result in a significant change to the information historically disclosed.  See pages I-7, I-20, F-11 and F-31.

The Company will include this revised disclosure in future filings.

Form 10-Q for the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 3

3.  Your response to comment 22 from our letter dated January 15, 2010 indicates that you believe the Bison Capital Put Option is more appropriately classified as temporary equity after the adoption of ASC 810.  Please consider revising the title of your “Noncontrolling interest” line item to better explain what is being captured and to make the classification as temporary equity more transparent.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it has revised the Amended S-1 Registration Statement to change the title of its line item to “Redeemable noncontrolling interest” to better explain what is being captured and to make the classification as temporary equity more transparent.  See pages I-2 and F-4.

The Company will include this revised title in future filings.

Form 10-Q for the Quarter Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Measures not in Accordance with Generally Accepted Accounting Principles in the United States, page 28

4.  We note that the measure you call EBITDA does not appear consistent with the definition of EBITDA since it excludes foreign currency exchange (gain) loss and other.  Please revise the title of this non-GAAP measure in future filings to accurately reflect the items being excluded.  For further guidance, see Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it has revised the Amended S-1 Registration Statement to change the title of this non-GAAP measure to accurately reflect the items being excluded.  See pages 66 and 67.

The Company will include this revised title in future filings.

Item 4.  Controls and Procedures, page 34

  5.  We note your statement that “we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

The Company acknowledges the Staff’s comment and respectively advises the Staff that it will revise future filings to state clearly, if true, that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/

Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation